Intuit Inc. 2700 Coast Ave. Mountain View, CA 94043
February 20, 2009
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
cc: Patrick Gilmore — Staff Accountant

Re:	Intuit Inc.
Form 10-K for the Fiscal Year Ended July 31, 2008
      Filed September 12, 2008
Definitive Proxy Statement
      Filed October 31, 2008
Form 10-Q for the Quarterly Period Ended October 31, 2008
      Filed December 4, 2008
SEC File No. 000-21180
Dear Ms. Collins:
          We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”), received by letter dated February 5, 2009 relating to the above referenced filings of Intuit Inc.
          We appreciate your review and comments to assist us in our compliance with the applicable disclosure requirements and we are committed to providing you with the information you have requested on a timely basis.
          Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.
Definitive Proxy Statement Filed October 31, 2008
Compensation Discussion and Analysis, page 17
Long-Term Equity Incentives, page 23
Comment:
1.	We note your response to comment 5 of our letter dated December 19, 2008, which asked you to provide us with an enhanced analytical discussion of: (i) how your compensation committee determined the mix of long-term equity incentive compensation granted

(restricted stock units versus options), (ii) the factors you used to determine whether to grant long-term equity incentive compensation to your named executive officers in fiscal 2008, and (iii) the connection between each factor and the number of stock options and performance-based restricted stock units actually awarded to each named executive officer. Your response indicates that the sole factor used in determining whether to grant long-term equity incentive compensation was the performance rating of the individual recipient. It is unclear from your response what was considered in conducting performance evaluations and ratings for your named executive officers, and how such evaluations and ratings impacted the number of stock options and performance-based restricted stock units received by your named executive officers. Please provide a detailed explanation in your response.
Response:
With respect to the Staff’s request for an explanation of what was considered in conducting performance evaluations and ratings for our named executive officers, we submit the following response:
The factors considered in determining each named executive officer’s performance rating were: (1) the performance evaluation made by the CEO (or, in the case of the CEO, the Compensation Committee); (2) the assessment of these executives and their roles in the organization provided by other members of management, including our Senior Vice President of Human Resources; and (3) the scope of the executive’s responsibilities. In particular, the performance evaluation and assessments mentioned in items (1) and (2) above are based on a review of the executive’s leadership skills and subject-matter expertise, the performance of the business unit or functional group led by the executive, as well as the contribution made by the executive’s business unit or functional group to the Company’s overall performance.
With respect to the Staff’s request for an explanation of how evaluations and ratings impacted the number of stock options and performance-based restricted stock units received by our named executive officers, we submit the following response:
The performance evaluation and rating are used by the Compensation Committee to assist them in exercising their judgment and discretion in approving specific award amounts. For any given role, a higher performance rating will generally result in a larger equity grant. However, as we noted in our letter to the Staff dated January 16, 2009, the number of equity incentives, including stock options and RSUs granted to each named executive officer, is not dependent on any specific factor, but is determined qualitatively, considering the performance rating (as described above), cash compensation and current Intuit equity holdings of each named executive officer.
Comment:
2.	We note your response to comment 6 of our letter dated December 19, 2008, which highlighted the disclosure in your definitive proxy statement that the award of equity incentives was based on individual and company performance for fiscal 2008, and asked you to clarify whether you used predetermined minimum annual corporate or individual goals in determining equity incentive awards. Your response does not address the disclosure on page 23 of your definitive proxy statement that the Compensation Committee based the number of stock options and performance-based restricted stock units to be awarded to each Named Executive Officer, in part, on Company performance for fiscal 2008. In addition, such disclosure is inconsistent with your response to comments 5 and 6, which state that the “sole factor used by the Committee to determine whether to grant long-term equity compensation to [y]our named executive officers was the performance rating of the individual recipients.” Please explain.
Response:
With respect to the Staff’s question regarding the use of any predetermined minimum annual corporate or individual goals in determining equity incentive awards, we submit the following response:
As discussed in our response to Comment 1 above, an individual performance rating is based on an executive’s individual skills and leadership as well as business unit or functional group performance and the contribution made by the particular business unit or functional group to overall company performance. In future filings, we will seek to clarify that Company performance as a whole does not specifically determine the number of long-term equity incentives granted to a named executive officer, but rather informs the overall evaluation of the executive officer, which assists the Compensation Committee in exercising its discretion to approve awards. The Compensation Committee does not use predetermined minimum annual corporate or individual goals in determining the equity incentive awards granted to our named executive officers.
Form 10-Q for the Quarterly Period Ended October 31, 2008
Note 8. Fair Value Measurements, page 20
Comment:
3.	We note in your response to prior comment 3 that in determining the estimated fair value of your auction rate securities, you used a discount rate based on a like-kind security in an actively traded market incrementally adjusted for an illiquidity discount factor due to the lack of activity in the market for your auction rate securities. We also note in your disclosure that based on your discounted cash flow model and inputs from third parties, you determined that the fair values of the municipal auction rate securities were substantially equal to their par values. Tell us how you determined that the fair value of the municipal auction rate securities were substantially equal to their par values given the fact that you used an illiquidity discount factor of 125 bps in your discounted cash flow model. Additionally, tell us why you believe that the fair value of these securities are substantially equal to their par values when you disclose that regularly scheduled auctions for these securities have continued to fail since February 2008.
Response:
The fundamental reason that the fair values of our municipal auction rate securities1 were substantially equal to their par values is that the initial contractual yield rate set forth in the prospectus for these securities was consistent with the yield rate obtained from a like-kind security. Therefore any significant deviation in the fair value of the auction rate security is a function of the difference between the illiquidity factor used in the discounted cash flow valuation model for the auction rate securities and the “yield premium” on the contractual rates for those securities.

[1]	All of our auction rate securities are tax exempt securities. All of the rates that are discussed below reflect “after-tax” rates.

The following is an example of the methodology used in determining the fair values of our auction rate securities:
Contractual yield rate
Contractually, all of the auction rate securities that Intuit holds contain provisions whereby the initial yield rate, based on the S&P High Grade Index, is automatically increased in the case of failed auctions to attempt to compensate the investor for the illiquidity associated with those failed auctions. For example, after auctions began to fail in February 2008, the yield rate on the majority of our AAA/Aaa-rated securities was increased as follows:

Rates as of
October 31,
2008
S&P High Grade Index	1.63%
Multiplied by premium	1.75

Total calculated yield rate	2.85%

The S&P High Grade Index is a common short-term benchmark index rate used as the contractual rate per the prospectus in calculating the yield for tax exempt auction rate securities. The auction rate securities were typically triggering a 75% premium above the index rate as a result of the failed auctions, resulting in a total calculated yield rate of 2.85%.
Discount rate
The discount rate used in our discounted cash flow valuation model was 2.87% as of October 31, 2008. This rate was determined by adding 125 bps illiquidity factor to the yield rate (1.62%) of a like-kind tax exempt security that was trading in an actively traded market. As noted in our response to the Staff dated January 19, 2009, we determined that 125 bps was an appropriate illiquidity factor to use in our calculation of the discount rate based upon discussions with independent third parties (investment banks) regarding market conditions at the time.
Expected holding period
We determined that seven years was the appropriate estimate of the expected holding period based upon the weighted average life of the underlying student loans. We calculated this period by reviewing servicing reports received from independent third parties (investment banks). Servicing reports are published by holders of student loan portfolios and report on the key attributes and activities, such as repayment patterns, maturity dates and weighted average remaining life, of loans within that portfolio.
As a result of the input assumptions used in the valuation model we noted that the yield premium amount above the S&P High Grade Index (0.75 times 1.63% or 122 bps) nearly offsets the 125 bps illiquidity factor used in our valuation model. As a result of this offset, the discounted cash flow model yielded a small unrealized loss of less than $1 million at October 31, 2008 (approximately $4.5 million as of July 31, 2008), which was deemed immaterial to the financial statements. Because the amount was immaterial, we disclosed in our Form 10-Q for the quarter ended October 31, 2008 (and Form 10-K for the year ended July 31, 2008), that the fair values of the auction rate securities we held as of those dates were substantially equal to their par values.
We have continued to use the same discounted cash flow model in our second fiscal quarter. As the short-term benchmark index rate (the S&P High Grade Index in the example above) has approached 0%, the calculated yield rate (including the premium as noted above) has also approached 0% and, accordingly, did not offset the illiquidity factor of 125 bps used in our model. This resulted in an unrealized loss that we recorded to Other Comprehensive Income/Loss in our second fiscal quarter ended January 31, 2009.
Comment:
4.	We also reissue part of our prior comment 3 to tell us how you considered quantifying the estimates used (e.g. interest rates, timing of principal repayments, expected holding period, etc.) in the discounted cash flow model for your auction rate securities in your disclosure.
Response:
In Note 8 to the financial statements in our Form 10-Q for the quarterly period ended October 31, 2008, we described our municipal auction rate securities and disclosed that we estimated the fair value of those securities using a discounted cash flow model that we prepared. We also described the significant inputs to that cash flow model, including current contractual interest rates, the likely timing of principal repayments, the probability of full repayment, publicly available pricing data for recently issued student loan backed securities that are not subject to auctions, and the impact of the reduced liquidity for these types of securities. As the unrealized loss was deemed immaterial at October 31, 2008, we did not disclose the quantification of estimates used in the model. As the calculation as of January 31, 2009 yielded a material result, we will disclose the following assumptions utilized in the model in our Form 10-Q for the quarter then ended:
•	Average or range of calculated yield rates

•	Overall discount rate utilized in the valuation and the following components thereof:
o	Illiquidity factor

o	Like-kind security yield rate
•	Expected holding period
Comment:
5.	We note in your disclosure that of the total auction rate securities held at October 31, 2008, 85% were rated AAA/Aaa by the major credit rating agencies. Tell us how you determined the fair values of the remaining 15% of auction rate securities that were not rated AAA/Aaa by the major credit rating agencies were substantially equal to their par value and provide us with the ratings for the remaining securities. Additionally, tell us why you feel that an illiquidity discount of 150 bps is reasonable for these securities. In this regard, tell us whether the secondary market activity for these auction rate securities are as liquid as your auction rate securities that are guaranteed by the U.S. Department of Education given the minimal increase in the illiquidity discount related to these securities.

Response:
With respect to the Staff’s inquiry regarding how we determined the fair values of the remaining 15% of auction rate securities that were not rated AAA/Aaa by the major credit rating agencies were substantially equal to their par values and the request to provide the Staff with the ratings for the remaining securities, we provide the following response:
The auction rate securities that were rated less than AAA/Aaa consisted of $21 million in securities that were rated AA/Aa and $23 million that were rated single A.
As noted in the above response to comment 3, we have used a consistent discounted cash flow model to value securities that were AA/Aa and single A-rated and were not backed by the federal government. Contractually, all of the auction rate securities that Intuit holds contain provisions whereby the initial yield rate, based on the SIFMA Municipal Swap Index, is automatically increased in the case of failed auctions to attempt to compensate the investor for the illiquidity associated with those failed auctions. For example, after auctions began to fail in February 2008, the yield rate on the majority of our AA/Aa and single A-rated securities that are not backed by the federal government was increased as follows:

Rates as of
October 31,
2008
SIFMA Municipal Swap Index	1.82%
Multiplied by premium	1.75

Total calculated yield rate	3.19%

The SIFMA Municipal Swap Index is a common short-term benchmark index rate used as the contractual rate per the prospectuses for these particular securities in calculating the yield. The auction rate securities were typically triggering a 75% premium above the index rate as a result of the failed auctions, resulting in a total calculated yield rate of 3.19%. As a result of the input assumptions used in the valuation model we noted that the yield premium amount above the SIFMA Municipal Swap Index (0.75 times 1.82% or 137 bps) nearly offsets the 150 bps illiquidity factor used in our valuation of these AA/Aa and single A-rated securities.
With respect to the Staff’s request that Intuit explain why an illiquidity discount of 150 bps is reasonable for these securities, we provide the following response:
We determined the appropriate illiquidity factor based upon discussions with independent third parties (investment banks) regarding market conditions at the time. The securities not explicitly guaranteed by the U.S Department of Education maintain strong credit ratings and are considered to be high quality issuances. The illiquidity factor used for the AA/Aa and singleA-rated securities primarily takes into account the difference in credit quality between these slightly lower rated securities and the AAA/Aaa-rated securities. The difference in the illiquidity factor of 25 bps is consistent with the yield differential of AAA/Aaa-rated and AA/Aa and single A-rated municipal securities within our own portfolio, which was 22 bps.
We reviewed our own portfolio of non-auction rate securities that were actively traded and noted that there was little distinction between the liquidity of investments in the rating categories of A to AAA/Aaa.

Additionally, in assessing the reasonableness of the 150 bps illiquidity factor at October 31, 2008, we performed a sensitivity analysis within our valuation model for AA/Aa and single A-rated securities. Utilizing an illiquidity factor of 300 bps, the resulting unrealized loss would have increased just $3.8 million for the quarter ended October 31, 2008, which is not significant to our financial position.
With respect to the Staff’s request that Intuit explain whether the secondary market activity for these auction rate securities is as liquid as our action rate securities that are guaranteed by the U.S. Department of Education given the minimal increase in the illiquidity discount related to these securities, we provide the following response:
We are not aware of an active secondary market for these securities at this time. However, if there were an active market, we believe that the market for non-federally backed auction rate securities would be as liquid as the market for auction rate securities that are guaranteed by the U.S. Department of Education based on the following:
•	There is not a significant difference in credit quality. All securities carry A or better credit ratings which are considered to be high quality issuances.

•	Many of the non-federally backed securities have student loans as the underlying assets, similar to the federally backed securities.

•	Both are guaranteed securities, one by the federal government and one by private insurance, which has not been downgraded.

•	By reference to our own portfolio of non-auction rate, actively traded securities, we noted little distinction in liquidity with securities that carried A or better credit ratings.

•	In addition, at October 31, 2008, certain of the non-federally backed municipal securities were in the process of being called at par by their issuers. During our second quarter ended January 31, 2009, those securities were actually called and settled at par. The total dollar volume of securities called was $18 million and represented 28% of our non-federally backed securities, calculated at their par values as of October 31, 2008.
We have continued to use the same discounted cash flow model in our second fiscal quarter. As the short-term benchmark index rate (the SIFMA Index in the example above) has approached 0%, the calculated yield rate (including the premium as noted above) has also approached 0% and, accordingly, did not offset the illiquidity factor of 150 bps used in our model for these slightly lower rated securities. This resulted in an unrealized loss that we recorded to Other Comprehensive Income/Loss in our second fiscal quarter ended January 31, 2009.
Comment:
6.	We note in your disclosure that on November 4, 2008, you entered into an agreement with one of the broker-dealers for your municipal auction rate securities that gives you the option to sell certain of your municipal auction rate securities to the broker-dealer at the par value of the underlying securities at any time during a two-year period beginning June 30, 2010. Tell us what impact, if any, this agreement had or will have on the valuation of your auction rate securities. Additionally, tell us how you plan to account for this agreement.

Response:
With respect to the Staff’s request for an explanation of what impact, if any, the put agreement with the broker-dealer had or will have on the valuation of our auction rate securities, we provide the following response:
As of October 31, 2008, we did not consider the put agreement in our valuation of auction rate securities for our first quarter.
The Company accepted the put offer from UBS AG (UBS) in November 2008. Under the terms of the put agreement from June 30, 2010 and ending July 2, 2012, the Company has the right, but not the obligation, to sell, at par, these auction rate securities to UBS. The Company’s put option is considered a freestanding financial instrument between UBS and the Company because it is non-transferable and cannot be attached to the auction rate securities if they were to be sold to a third party. A put option qualifies as a freestanding financial instrument as defined in SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity and discussed in Derivatives Implementation Group (DIG) Issue B3. As a result, the settlement and the auction rate securities represent separate units of account that must be accounted for individually. This is consistent with guidance in FASB Staff Position FAS 115-1 and FAS 124-1 regarding the unit of account for a debt security with a separate guarantee or a credit agreement that is not contractually included in the terms of a debt security.
Furthermore, the put option’s terms do not provide for net settlement, and the market for the underlying auction rate securities that the Company purchased from UBS is currently illiquid. Therefore, the Company’s put option is not readily convertible into cash and does not qualify as a derivative under FAS Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. A put option that is not considered a derivative should be accounted for at cost subsequent to initial recognition, absent election of the fair value option under FAS 159. As we did not elect the fair value option at the time we accepted the UBS offer, we accounted for the put agreement at its cost of zero on November 4, 2008, the date that we entered into the agreement as we considered the value of the securities subject to the put to be substantially equal to their par values. We will disclose how we accounted for the UBS put agreement in our Form 10-Q for the quarter ended January 31, 2009. We do not intend to consider the put agreement in our valuation of auction rate securities in future periods.
* * * * * * * *
     We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact Jeff Hank, our Vice President / Corporate Controller at (650) 944-3891 or Tyler Cozzens, our Deputy General Counsel, at (650) 944-5574. The mailing address of Intuit is 2700 Coast Avenue, Mountain View, CA 94043.

Very truly yours, Intuit Inc.
/s/ Jeffrey P. Hank
Jeffrey P. Hank
Vice President, Corporate Controller